
OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

THE COMPANY

1. Name of issuer: RaidaTech, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Sean Worthington	Adam Fogerson
Dates of Board Service:	April 7, 2022 - Present	April 7, 2022 - Present
Principal Occupation:	Computer Science Instructor	Communications Consultant
Employer:	Butte College	Self
Dates of Service:	August 2002 - Present	1994 - Present
Employer's principal business:	Higher Education	Communications
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	CEO	COO
Dates of Service:	August 2018 - Present	August 2018 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Butte College	Self
Employer's principal business:	Higher Education	Communications
Title:	Computer Science Instructor	Proprietor
Dates of Service:	August 2002 - Present	1994 - Present
Responsibilities:	Teaching classes, mentoring students, research	Perception management, fundraising, digital marketing, consulting
Employer:		Lolair Protection Agency
Employer's principal business:		Private Security
Title:		VP Client Development
Dates of Service:		April 2017 - Feb 2018
Responsibilities:		Marketing, Client Acquisition



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Employer:		Global Education Institute
Employer's principal business:		Higher Education
Title:		VP Strategic Partnerships
Dates of Service:		March 2016 - Feb 2017
Responsibilities:		Strategic business development, relationship management

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Sean Worthington	Adam Fogerson
Title:	CEO	COO
Dates of Service:	August 2018 - Present	August 2018 - Present
Responsibilities:	Management	Operations Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Butte College	Self
Employer's principal business:	Higher Education	Communications
Title:	Computer Science Instructor	Proprietor
Dates of Service:	August 2002 - Present	1994 - Present
Responsibilities:	Teaching classes, mentoring students, research	Perception management, fundraising, digital marketing, consulting
Employer:		Lolair Protection Agency



OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

Employer's principal business:		Private Security
Title:		VP Client Development
Dates of Service:		April 2017 - Feb 2018
Responsibilities:		Marketing, Client Acquisition
Employer:		Global Education Institute
Employer's principal business:		Higher Education
Title:		VP Strategic Partnerships
Dates of Service:		March 2016 - Feb 2017
Responsibilities:		Strategic business development, relationship management

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Sean H. Worthington	19,453,224 common	**45.65%**

.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RAIDAtech - The Next Phase



RAIDAtech is the pioneer in the use of the patented RAIDA technology.

RAIDA stands for: Redundant Array of Independent Detection Agents

RAIDA is more scalable, faster, more secure, more affordable and more eco-friendly than certain blockchain technologies.

The company is focused on delivering next-generation technology solutions for various digital currencies and tokenization. The first phase of accomplishing this goal is to continue placing existing coins, like Cloudcoin, on various large scale exchanges. CloudCoin is now listed at BitMart in its native form. RAIDAtech will continue to list CloudCoin and other RAIDA-based assets on major exchanges.

Several Major Exchanges Are Ready To Go


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**





RAIDAtech has agreements with three large exchanges to sell Cloudcoins on their respective platforms. The exchanges are Bitcoin.com, HitBTC and Changelly. Bitcoin.com already listed a CloudCoin variant and RAIDAtech will work with them to list the native CloudCoin. Combined those 3 exchanges average approximately three billion dollars in daily trading. In addition those three exchanges possess lists totaling 3.5 million potential coin and token buyers. Lastly, these exchanges average roughly 6 million visitors to their sites each month.

RAIDAtech has already made history by listing a digital currency powered by an alternative technology like RAIDA, which does not use blockchain technology. RAIDAtech will continue to promote RAIDA-based assets to ensure they are broadly traded and promoted throughout the world.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Massive Promotion Of Cloudcoin



With access to 3.5 million prospects, through email marketing, and exposure to 6 million visitors a month CloudCoin will explode into the consciousness of millions across the globe. During the short history of crypto and digital currencies it is not uncommon to see the value of currencies skyrocket. Why? In many cases it comes down to circumstances whereby a currency gets massive and concentrated exposure. This is the plan for CloudCoin and the technology behind a breakthrough new currency--RAIDAtech.

RAIDAtech Makes a Breakout

With the rise of CloudCoin as a new digital asset, eyes are turning to the underlying technology. RAIDAtech will be ready to broadly promote its obvious advantages over blockchain in terms of faster transaction speed, lower energy consumption and significant security advantages. All of these advantages can be reviewed by going to https://raidatech.com.

Licensing of the underlying technology for current or future digital assets will be a major focus for RAIDAtech actions going forward.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

One should understand the risks inherent in the early stage of a startup company doing business in an explosive new industry. These risks include:

- Governmental organizations adopting regulatory rules and laws that hamper or even curtail the operations of RAIDAtech or customers that the company is working with
- Technologies that could be developed that are superior to RAIDAtech
- Insufficient capitalization of the company so as to restrict growth or impede it altogether
- Technology adjustments or refinements that are ineffective or that reduce the effectiveness and workability of the underlying technology.
- Changes in the business operations of exchanges that Cloudcoins will be placed in that restrict or even eliminate the trading of Cloudcoins on these exchanges
- The business failure of exchanges associated with RAIDAtech operations

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

Early Stage Company

This is a brand-new company. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date. As a new company we have a limited operating history. The Company was organized on August 5, 2018. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Products and Services



RaidaTech, Inc.
6576 NC 96 Youngsville, NC 27596
(307) 222-2032

OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for products and services.

Competition

We compete with other companies. A number of competitors exist that either provide authentication, anti-counterfeiting, cybersecurity or related products and services. None, however, has a comparable security backbone to the patented RAIDA technology. Competitors and other companies may directly compete with us.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management/Team

We depend on a small management team and depend on their skill and experience. Each has a different skill set. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

We are controlled by our officers and directors. Our officers and directors currently hold the majority voting units, and at the conclusion of this offering will continue to hold a majority of the company's units. Investors in this offering will not have the ability to control a vote the board of directors.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds.
The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Projections and Assumptions

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and

Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Financing

The Company may require additional financing to support working capital needs.
The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no assurance that all or a significant number of units may be sold in this Offering. If only small portions of the units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Technology


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

The general adoption of new technology cannot be assured. The Company's products and services involve new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products and services by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

General economic and market conditions

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability.

Intellectual Property

We are developing proprietary technologies, processes, software, and products relating to the authenticity and security space. Although reasonable efforts will be taken to protect the rights to our intellectual property and patent, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the business demands that considerable detail about our innovative products be exposed to competitors.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Regulation

We could become subject to regulation in various jurisdictions. The technology sector is ever-changing and so is the regulator environment. We cannot anticipate the time and expense it would take to manage compliance issues in a global marketplace.

We are relying on certain exemptions from registration. The units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the units. If a number of purchasers were


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The units are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no current public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional unforeseen risks

In addition to the risks described herein and elsewhere, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>



OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

THE OFFERING

9.   What is the purpose of this offering?

To provide for continued research and develop, fund ongoing operations, and to increase sales, marketing and business development.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$20,000.00**	**$2,000,000.00**
Less: Portal Success Fee of 8%	$1,600.00	$160,000.00
Net Proceeds	**$18,400.00**	**$1,840,000.00**
Use of Net Proceeds		
Exchange placement fees and integration	$1,000.00	$100,000.00
Development and staffing costs	$11,400.00	$1,140,000.00
Promotional and publicity costs	$3,000.00	$300,000.00
General Operating Capital	$3,000.00	$300,000.00
Total Use of Net Proceeds	**$18,000.00**	**$1,840,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

After the Target Offering Proceeds, have been reached, and upon close of the offerings at the expiration the open period, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common Stock

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	50,000,000	42,612,000	Yes ☑ No ☐	Yes ☐ No ☐
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



The weights for the above mentioned valuation methods are: Scorecard (12%), Check-list (12%), Venture Capital (16%), DCF- Long Term Growth (30%), and DCF with Multiples (30%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$89,219,325.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Convertible Bond Loan Payable	$527,205	9%	Aug 2022-Nov 2022	Option to convert to shares
Sean Worthington	$3,767.58	no interest loan	12/31/2022	

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

2019-07-02	REG CF	Units of ownership interest	$133,746.00	R&D, Sales & Marketing, Operation
2020-09-29	REG CF	Units of ownership interest	$535,000.00	Exchange placement fees and integration, development and staffing costs, promotional and publicity costs, General Operating Capital
2021-10-21	506(b)	Convertible Notes	$323,000.00	General Operating Capital

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

No to all


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Company is currently operating at a slight profit and has reasonable unrealized gains from assets, but needs new investors to scale up and grow. Six quarters since inception were profitable while the company operated at a loss for nine--most of the losses are on the books as appreciated R&D.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

RAIDAQ, LLC. Financial Statements

For the years ended 2020 and 2021





OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



RaidAQ LLC

Financial Statements

For the years ended 2020 and 2021

INDEX TO AUDITED FINANCIAL STATEMENTS

* *The accompanying notes are an integral part of these financial statements*


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**



June 3, 2022

INDEPENDENT AUDITORS' REPORT

The Board of Directors

RaidAQ LLC dba RAIDAtech

485 Notre Dame Blvd, Suite 370-11

Chico CA 95928

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of RaidAQ LLC as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as





RaidaTech, Inc.
6576 NC 96 Youngsville, NC 27596
(307) 222-2032

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RaidAQ LLC as of December 31, 2020 and 2021, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the company has operating losses and has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plans also are explained in note 2. Our opinion is not modified with respect to this matter.

Amjad AbuKhamis

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



RaidAQ LLC

Balance Sheet Statement

As of 31 December 2020 & 2021

	2020	2021
ASSETS		
Current Assets		
Bank Accounts	327,887.53	171,786.21
Total Current Assets	**324,387.53**	**171,786.21**
Fixed Assets		
Office Equipment	9,752.00	9,752.00
(Accumulated Depreciation)	(9,752.00)	(9,752.00)
Net Office Equipment	-	-
Available for Sales Financial Assets		
Digital Assets	345,000.00	621,392.62
Net Available for Sales Financial Assets	**345,000.00**	**621,392.62**
Intangible Assets		
Applications from Research & Development	514,962.58	1,077,133.32
Amortization of Intangible Assets	(439,583.00)	(570,619.00)
Net Intangible Assets	**748,267.11**	**506,514.32**
Total Fixed Assets	**420,379.58**	**1,127,906.94**
TOTAL ASSETS	**748,267.11**	**1,299,693.15**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	**-**	
Convertible Bond Loan Payable	27,500.00	527,205.00
Other Liabilities	-	3,767.58
Total Current Liabilities	**27,500.00**	**530,972.58**
Total Liabilities	**27,500.00**	**530,972.58**
Equity		
Owner's Investment	1,377,463.65	2,045,863.65
Retained Earnings	(656,696.54)	(1,277,143.08)
Total Equity	**720,767.11**	**768,720.57**
TOTAL LIABILITIES AND EQUITY	**748,267.11**	**1,299,693.15**


OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**



RaidAQ LLC

Income Statement

As of 31 December 2020 & 2021

	2020	2021
Revenues	14,445.17	195,762.77
Total Revenues	**14,445.17**	**195,762.77**
Operating Expenses		
Contractors and Management Expense	63,007.75	72,450.00
Legal & Professional Services	93,072.00	2,677.00
Business Development Expense	25,000.00	43,509.90
Investment Facilitation Expense	46,836.97	2,544.34
Advertising & Marketing Expense	84,825.92	107,000.27
Utilities Expense	6,398.99	1,124.10
General & Administrative Expense	466,679.13	188,423.68
Taxes & Licenses	52.00	200,000.00
Bank Charges & Fees	4,331.88	5,563.30
Total Operating Expenses	**(790,204.64)**	**(623,292.59)**
Operating Income (Loss)	**(775,759.47)**	**(427,529.82)**
Non-Operating Gains (Losses)		
Gain (Loss) on Sale of Digital Assets	515,792.22	(192,916.72)
Total Non-Operating Gains (Losses)	**515,792.22**	**(302,746.96)**
Net Income (Loss)	**(259,967.25)**	**(620,446.54)**


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**



RaidAQ LLC

Statement of Changes in Equity

As of 31 December 2020 & 2021

	Owners Investments	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	**717,770.65**	**(396,729.29)**	**321,041.36**
Owners Contributions (withdrawals) during 2020	659,693.00	-	980,734.36
Net Income (Loss) for 2020	-	(259,967.25)	720,767.11
Equity Ending Balance as of December 31, 2020	**1,377,463.65**	**(656,696.54)**	**720,767.11**
Owners Contributions (withdrawals) during 2021	668,400.00	-	1,389,167.11
Net Income (Loss) for 2021	-	(620,446.54)	768,720.57
Equity Ending Balance as of December 31, 2020	**2,045,863.65**	**(1,277,143.08)**	**768,720.57**


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



RaidAQ LLC

Statement of Cash Flow

For the years ended 2020 & 2021

	2020	2021
OPERATING ACTIVITIES		
Net Income	(259,967.25)	(620,446.54)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Research and Development Amortization	392,756.00	155,012.56
Increase in Accounts Payables	-	3,767.58
Net cash from Operating Activities	**132,788.75**	**(461,666.40)**
INVESTING ACTIVITIES		
Increase of Digital Assets	(345,000.00)	(276,392.62)
Research and Development	(188,641.41)	(562,170.74)
Net cash from Investing Activities	**(533,641.41)**	**(838,563.36)**
FINANCING ACTIVITIES		
Convertible Notes Payable	27,500.00	499,705.00
Owners Contribution	659,693.00	668,400.00
Net cash from financing Activities	**687,193.00**	**1,168,105.00**
NET CASH INCREASE FOR PERIOD	**286,340.34**	**(132,124.76)**
Cash at beginning of period	41,547.19	327,887.53
CASH AT END OF PERIOD	**327,887.53**	**195,762.77**





OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

RaidAQ LLC

Notes to the Financial Statements:

As of 31 December 2021

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

RAIDAQ, LLC, (the Company) is a development stage Wyoming LLC. RAIDAQ LLC dba RAIDAtech is a research, technology and Solutions with Services (SwS) company with exclusive license to develop applications for the patented RAIDA technology, a quantum-safe, self-healing, simple, fast and reliable global system for counterfeit detection and authentication,including a post-blockchain protocol for digital currencies.

The Company is developing a wide range of applications for RAIDA technology including secure cloud-based solutions for personal communications, financial services, information technology, business operations, education, healthcare and other fields. The Company is workingwith leading digital currency exchanges so that RAIDA-based assets are available on those exchanges.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from the financing activities in addition to the operating revenues. Management plans to include plans to raise additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.


1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



RaidAQ LLC

Notes to the Financial Statements (continued):

As of 31 December 2021

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. In the event the Company is able to raise enough operational funds, its primary sources of revenue will be its live show ticket and merchandise sales. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements: (1) Identify the contract with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to performance obligations in the contract, and (5) Recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Risks and Uncertainties

Conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, unfavorable publicity, infringement claims, unable to introduce new solutions or products on schedule, or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000



RaidAQ LLC

Notes to the Financial Statements (continued):

As of 31 December 2021

NOTE 4 – CASH AND CASH EQUIVALENTS

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash balance amounted to $327,887.53 and $171,786.21 as of December 31, 2020, and 2021 respectively.

NOTE 5 – Digital Assets

The company's owns digital assets which used as investment, and for payments of its due bills, the gain of digital assets is realized at the time of the redemption., and the losses is realized against the value of the assets as of December 31, 2021.

NOTE 6 –CONVERTIBLE NOTES

Convertible Notes Payable balance is $621,392.62, which consists of Discounted Commercial Notes with 9% annual interest, that will be transferred into common shares at ownership of the company at $1 per share. None of those notes due for liquidation or conversion as of the date of this report.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i)   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C)   engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$20,000**	**$18,4000**
Maximum Amount	**1,000,000**	**$2,000,000**	**$1,840,000**

Authorized Contact Persons on Offering

These persons are not directly involved with the company, not being an officer, director, or 20% shareholder, but were involved with the planning and/or implementation of this offering.

Name:	Robert Cefail
Employer:	Quadrant Sales & Marketing, Inc
Principal Occupation:	President
Dates of Service:	2003 - Present
Employer's principal business:	Marketing & PR Services
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	American Stories Entertainment, Inc.
Employer's principal business:	Film Production
Title:	CEO
Dates of Service:	12/16/2020 - Present
Responsibilities:	Management
Employer:	Digital Frontier Marketing
Employer's principal business:	Digital Asset Marketing Firm
Title:	CEO
Dates of Service:	09/19/2017 to Present
Responsibilities:	Management
Employer:	Quadrant Sales & Marketing, Inc
Employer's principal business:	Celebrity Endorsement Firm
Title:	President
Dates of Service:	2003 - Present
Responsibilities:	Management


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://raidatech.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

RAIDATECH INC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Raidatech Inc
Attn: Sean Worthinton
6576 NC 96 Highway West
Youngesville,, NC 27596

Ladies and Gentlemen:

I commit and subscribe to purchase from RAIDATECH INC, a Wyoming Corporation (the "Company") "Common Stocks" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Common Stocks subscribed to hereby shall be issued to me in the form of s.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Common Stocks set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Stocks subscribed.
Principal Amount of Common Stocks . . . . (1)

(1) A minimum purchase of $500, is required for individual investors. Amounts may be subscribed for in $500 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"RAIDATECH INC"** in an amount equal to 100% of my total subscription amount.
Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

3   Representations of Investor.

In connection with the sale of the Common Stocks to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about 2022-10-15 00:00:00, (the "Memorandum"), relating to the offering of the Common Stock.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Stocks.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Stocks, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Stocks).

d. I understand that an investment in the Common Stocks is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Stocks. I can bear the economic risk of an investment in the Common Stocks for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Common Stocks, that there are significant restrictions on the transferability of the Common Stocks and that for these and other reasons, I may not be able to liquidate an investment in the Common Stocks for an indefinite period of time.

f. I have been advised that the Common Stocks have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

4   Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Common Stocks, (ii) the purchase of the Common Stocks is a long-term investment, (iii) the transferability of the Common Stocks is restricted, (iv) the Common Stocks may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Stocks.

b. I represent and warrant that I am purchasing the Common Stocks for my own account, for long term investment, and without the intention of reselling or redistributing the Common Stocks. The Common Stocks are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Stocks. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common Stocks in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Stocks and for which the Common Stocks were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Common Stocks by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."



OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

5   Additional Representations of Investor.

In connection with the sale of the to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the . The Subscription Agreement and the are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the and to subscribe for and purchase the subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the are derived from legitimate and legal sources, and neither such funds nor any investment in the (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the .

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the to me, and the would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the .

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the to me.

g. I acknowledge and agree that any approval or consent of a holder required under the may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.


OFFERING   STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐   v.   I am a director or executive officer of RAIDATECH INC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Stocks and one or more of the following is true (check one or more, as applicable):

☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

☐   (2)   a corporation;

☐   (3)   a Massachusetts or similar business trust;

☐   (4)   a partnership; or

☐   (5)   a limited liability company.



OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

☐ x. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Stocks and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Stocks.

☐ xi. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐ xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐ xv. The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐ xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐ xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**
☐ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Stocks. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.


OFFERING STATEMENT

1,000,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$20,000	$18,4000
Maximum Amount	1,000,000	$2,000,000	$1,840,000

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____

Dated: _____

_____
Signature

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)

_____
Name (Typed or Printed)

_____
Social Security Number

_____
Social Security Number

_____
Telephone Number

_____
Telephone Number

_____
Residence Street Address

_____
Residence Street Address

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
Mailing Address
(Only if different from residence address)

_____
Mailing Address
(Only if different from residence address)

_____
City, State & Zip Code

_____
City, State & Zip Code

_____
Email address

_____
Email address

Individual Subscriber Type of Ownership:

The Common Stocks subscribed for are to be registered in the following form of ownership:

☐ Individual Ownership

☐ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other